UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Independence Bancshares, Inc.

(Name of Issuer)

Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

45338E107

(CUSIP Number)

Lisa Tamburini

Chief Compliance Officer, Iron Road and Legal Counsel

115 S. LaSalle, 34th Floor

Chicago, IL 60603

(312) 870-5685

With a copy to:

David M. Matteson

Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606

(312) 569-1145

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐. (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: RMB Capital Management LLC 59-3792751
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 3,062,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 3,062,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,062,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.0% (2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Mendon Capital Master Fund Ltd. (“MCMF”) that are issuable upon the conversion of 1,910 shares of the Issuer’s Preferred Stock, Series A, issued to MCMF on May 14, 2015, (ii) 312,500 shares of the Issuer’s Common Stock beneficially owned directly by Iron Road Multi-Strategy Fund LP (“Iron Road”) that are issuable upon the conversion of 250 shares of the Issuer’s Preferred Stock, Series A, issued to Iron Road on May 14, 2015, and (iii) 362,500 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital QP LP (“MCQP”) that are issuable upon the conversion of 290 shares of the Issuer’s Preferred Stock, Series A, issued to MCQP on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 23,565,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCMF, Iron Road and MCQP as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 9.9% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: RMB Capital Holdings LLC 45-2624924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 3,062,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 3,062,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,062,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.0% (2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Mendon Capital Master Fund Ltd. (“MCMF”) that are issuable upon the conversion of 1,910 shares of the Issuer’s Preferred Stock, Series A, issued to MCMF on May 14, 2015, (ii) 312,500 shares of the Issuer’s Common Stock beneficially owned directly by Iron Road Multi-Strategy Fund LP (“Iron Road”) that are issuable upon the conversion of 250 shares of the Issuer’s Preferred Stock, Series A, issued to Iron Road on May 14, 2015, and (iii) 362,500 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital QP LP (“MCQP”) that are issuable upon the conversion of 290 shares of the Issuer’s Preferred Stock, Series A, issued to MCQP on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 23,565,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCMF, Iron Road and MCQP as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 9.9% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: RMB Mendon Managers LLC 45-5170846
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,750,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,750,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,750,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8% (2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents (i) 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Mendon Capital Master Fund Ltd. (“MCMF”) that are issuable upon the conversion of 1,910 shares of the Issuer’s Preferred Stock, Series A, issued to MCMF on May 14, 2015, and (ii) 362,500 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital QP LP (“MCQP”) that are issuable upon the conversion of 290 shares of the Issuer’s Preferred Stock, Series A, issued to MCQP on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 23,252,760 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCMF and MCQP as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 8.9% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: Mendon Capital Advisors Corp. 13-3894706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,750,000(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,750,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,750,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Represents (i) 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Mendon Capital Master Fund Ltd. (“MCMF”) that are issuable upon the conversion of 1,910 shares of the Issuer’s Preferred Stock, Series A, issued to MCMF on May 14, 2015, and (ii) 362,500 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital QP LP (“MCQP”) that are issuable upon the conversion of 290 shares of the Issuer’s Preferred Stock, Series A, issued to MCQP on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 23,252,760 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCMF and MCQP as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 8.9% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: Iron Road Multi-Strategy Fund LP 46-5441301
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 312,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 312,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 312,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Represents 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Iron Road Multi-Strategy Fund LP (“Iron Road”) that are issuable upon the conversion of 250 shares of the Issuer’s Preferred Stock, Series A, issued to Iron Road on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 20,815,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Iron Road as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 1.0% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: Iron Road Capital Partners LLC 20-4493541
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 312,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 312,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 312,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5% (2)
14	TYPE OF REPORTING PERSON: IA

(1)	Represents 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Iron Road Multi-Strategy Fund LP (“Iron Road”) that are issuable upon the conversion of 250 shares of the Issuer’s Preferred Stock, Series A, issued to Iron Road on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 20,815,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to Iron Road as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 1.0% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: Mendon Capital QP LP 61-1746285
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 362,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 362,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 362,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.7% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Represents 362,500 shares of the Issuer’s Common Stock directly beneficially owned by Mendon Capital QP LP (“MCQP”) that are issuable upon the conversion of 290 shares of the Issuer’s Preferred Stock, Series A, issued to MCQP on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 20,865,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCQP as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 1.2% of the Issuer’s Common Stock.

CUSIP No. 45338E107	13D

1	NAMES OF REPORTING PERSONS: Mendon Capital Master Fund Ltd. 98-1165011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,387,500(1)
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,387,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,387,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.4% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Represents 2,387,500 shares of the Issuer’s Common Stock beneficially owned directly by Mendon Capital Master Fund Ltd. (“MCMF”) that are issuable upon the conversion of 1,910 shares of the Issuer’s Preferred Stock, Series A, issued to MCMF on May 14, 2015.
(2)	Based on information provided by the Issuer, the percent of class calculation assumes 22,890,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes the conversion of the Preferred Stock issued to MCMF as reported herein but not the conversion of any other shares of Preferred Stock issued to other parties in the private placement transaction described in Item 4. Based on information provided by the Issuer, on an as-converted basis assuming the conversion of all Preferred Stock issued in such private placement, the shares reported herein would represent 7.7% of the Issuer’s Common Stock.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) issuable upon the conversion of Preferred Stock, Series A (the “Preferred Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Issuer” or “Company”), having its principal executive offices at 500 East Washington Street, Greenville, South Carolina 29601.

Item 2.	Identity and Background.

This statement is being filed by RMB Capital Management LLC, a Delaware limited liability company (“RMB Capital”), RMB Mendon Managers LLC, a Delaware limited liability company (“RMB Mendon”), RMB Capital Holdings, LLC, a Delaware limited liability company (“RMB Holdings”), Mendon Capital Advisors Corp., a Delaware corporation (“MCA”), Iron Road Multi-Strategy Fund LP, a Delaware limited partnership (“Iron Road”), Iron Road Capital Partners, LLC, a Delaware limited liability company (“IRCP”), Mendon Capital QP LP, a Delaware limited partnership (“MCQP”), and Mendon Capital Master Fund Ltd., a corporation incorporated under the laws of Cayman Islands with limited liability (“MCMF” and together with RMB Capital, RMB Mendon, RMB Holdings, MCA, Iron Road, IRCP and MCQP, the “Reporting Persons”). Iron Road, MCQP and MCMF are collectively referred to herein as the “RMB Purchasers.”

The principal address of each of the Reporting Persons is 115 S. LaSalle, 34th Floor, Chicago, IL 60603, except that MCA is located at 150 Allens Creek Road, Rochester, NY 14618. Each of RMB Capital, RMB Mendon, RMB Holdings and MCA is an investment advisor or management company affiliated with a group of investment funds that includes Iron Road, MCQP and MCM.

The name, present principal occupation or employment and citizenship of each director, manager and executive officer (who is a natural person) of each corporate, limited liability company or partnership Reporting Person is set forth below. The business address of each director, manager and executive officer set forth below is 115 S. LaSalle, 34th Floor, Chicago, IL 60603. During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the directors, managers and executive officers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The general partner of Iron Road is IRCP. The controlling member and manager of IRCP is RMB Capital. The controlling member and manager of RMB Capital is RMB Holdings. The name of each director and principal officer of RMB Holdings is set forth below, together with the present principal occupation and citizenship of each listed person.

RMB Capital Holdings LLC

Name	Present Principal Occupation	Citizenship
Walter Clark	Manager	U.S.A.
Richard M. Burridge	Manager	U.S.A.
Frederick Paulman	Manager	U.S.A.

The general partner of MCQP and MCMF is RMB Mendon. The controlling members of RMB Mendon are RMB Capital and MCA. The name of each director and principal officer of MCA is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Advisors Corp.

Name	Present Principal Occupation	Citizenship
Anton Schutz	President and Director	U.S.A.

The name of each director and principal officer of MCMF is set forth below, together with the present principal occupation and citizenship of each listed person.

Mendon Capital Master Fund Ltd.

Name	Present Principal Occupation	Citizenship
Walter Clark	Director and President	U.S.A.
Maher Harb	Chief Financial Officer	U.S.A.
Letitia Solomon	Director	Cayman Islands
Charles Thomas	Director	United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used available working capital funds to fund the acquisition of the shares of Common Stock, and did not borrow any of the funds used for the acquisition.

Item 4.	Purpose of Transaction.

On May 14, 2015, the RMB Purchasers consummated an aggregate purchase of 2,450 shares of the Company’s Preferred Stock, which are convertible into 3,062,500 shares of the Company’s Common Stock at the option of the RMB Purchasers, subject to the terms of the Preferred Stock. The Preferred Stock was purchased by the RMB Purchasers pursuant to the Subscription Agreements, effective as of May 14, 2015, between the Company and each of the RMB Purchasers (the “Subscription Agreements”), with 1,910 shares of Preferred Stock (representing 2,387,500 shares of Common Stock on an as-converted basis) being purchased by MCMF, 250 shares of Preferred Stock (representing 312,500 shares of Common Stock on an as-converted basis) being purchased by Iron Road and 290 shares of Preferred Stock (representing 362,500 shares of Common Stock on an as-converted basis) being purchased by MCQP.

The RMB Purchasers acquired the Preferred Stock for investment purposes. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Subject to the limitations imposed by the Subscription Agreements and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Preferred Stock (or Common Stock into which such Preferred Stock is convertible) (including, without limitation, distributing some or all of the Preferred Stock or Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Subscription Agreements and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Subscription Agreements and passivity commitments described below, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

In connection with the RMB Purchasers’ purchase of the Preferred Stock described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of the RMB Purchasers to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders. On May 14, 2015, the Company appointed Mr. Russell Echlov, a portfolio manager with RMB Capital, as a director of the Company.

The foregoing reference to and description of the Subscription Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, and 6 is incorporated by reference herein.

(a) (b) The Reporting Persons collectively beneficially own 3,062,500 shares of Common Stock in the aggregate, representing approximately 13.0% of the outstanding Common Stock. The shares of Common Stock beneficially owned by the group are held by MCMF (2,387,500 shares), Iron Road (312,500 shares) and MCQP (362,500 shares). By virtue of their affiliation with or control of the RMB Purchasers, RMB Capital and RMB Holdings may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by the RMB Purchasers. By virtue of their affiliation with or control of MCQP and MCMF, RMB Mendon and MCA may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by MCQP and MCMF. By virtue of its affiliation with or control of Iron Road, IRCP may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by Iron Road

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

Effective May 14, 2015, each of the RMB Purchasers entered into a Subscription Agreement with the Company pursuant to which the RMB Purchasers agreed, subject to the terms and conditions of such Subscription Agreement, to invest collectively $2,450,000 in the Company through an aggregate purchase of 2,450 shares of Preferred Stock at a price of $1,000.00 per share.

The following is a description of certain terms of the Subscription Agreements and related agreements and arrangements in connection with the RMB Purchasers’ acquisition of the Preferred Stock:

Representations and Warranties. Customary representations and warranties were made by the Company to the RMB Purchasers relating to the Company, its business and the issuance of the Common Stock, as well as customary representations and warranties by the RMB Purchasers to the Company.

Board Representation. In connection with the RMB Purchasers’ purchase of the Preferred Stock described herein, subject to any applicable legal and regulatory requirements, the Company agreed to appoint one designee on behalf of the RMB Purchasers to serve as a director of the Company and to nominate such designee for election at the next annual meeting of the Company’s shareholders. On May 14, 2014, the Company appointed Mr. Russell Echlov, an assistant portfolio manager with RMB Capital, as a director of the Company.

Registration Rights. The Company has granted the RMB Purchasers customary registration rights with respect to the Preferred Stock and underlying Common Stock held by the RMB Purchasers from time to time pursuant to the terms of a Registration Rights Agreement entered in connection with the Subscription Agreements. Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Preferred Stock and underlying Common Stock as promptly as practicable, subject to certain deadlines and applicable regulations of the Securities and Exchange Commission.

The foregoing references to and description of the Subscription Agreements, the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Subscription Agreement and Registration Rights Agreement, which are filed as Exhibits 2 and 3 hereto and incorporated herein by reference.

In connection with the acquisition of Preferred Stock by the RMB Purchasers, the RMB Purchasers, certain other Reporting Persons and affiliated parties of the Reporting Persons made certain passivity commitments to the Board of Governors of the Federal Reserve System to ensure that the RMB Purchasers and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Form of Subscription Agreement between Independence Bancshares, Inc. and each of Mendon Capital Master Fund Ltd., Iron Road Multi-Strategy Fund LP and Mendon Capital QP LP (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 15, 2015)

Exhibit 2 Form of Registration Rights Agreement between Independence Bancshares, Inc. and each of Mendon Capital Master Fund Ltd., Iron Road Multi-Strategy Fund LP, Mendon Capital QP LP, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 15, 2015)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2015

RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC
Its: Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB CAPITAL HOLDINGS LLC

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

RMB MENDON MANAGERS LLC

	By:	RMB Capital Management LLC
	Its:	Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

MENDON CAPITAL MASTER FUND LTD.

	By:	RMB Capital Management LLC
	Its:	Investment Sub-Advisor

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

[Signature Page to 13D (continued on following page)]

MENDON CAPITAL ADVISORS CORP.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President

MENDON CAPITAL QP LP

	By:	RMB Capital Management LLC
	Its:	Investment Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

IRON ROAD CAPITAL PARTNERS, LLC

	By:	RMB Capital Management LLC
	Its:	Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

IRON ROAD MULTI-STRATEGY FUND LP

	By:	RMB Capital Management LLC
	Its:	Investment Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

[Signature Page to 13D (continued from previous page)]

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) this statement on Schedule 13D, and any amendments or supplements thereto required or permitted under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with understanding and agreement by the undersigned, as described herein, with respect to the voting of the common stock of Independence Bancshares, Inc.. For that purpose, the undersigned hereby constitute and appoint RMB Capital Management LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and of the Securities Exchange Act of 1934, as amended, in connection with said action, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 4, 2015	RMB CAPITAL MANAGEMENT LLC

By: RMB Capital Holdings, LLC
Its: Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB CAPITAL HOLDINGS LLC

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

RMB MENDON MANAGERS LLC

		By:	RMB Capital Management LLC
		Its:	Manager

		By:	RMB Capital Holdings, LLC
		Its:	Manager

	By:	/s/ Walter Clark
	Name:	Walter Clark
	Title:	Manager

[Signature Page to Joint Filing Agreement (continued on following page)]

A-1

MENDON CAPITAL MASTER FUND LTD.

	By:	RMB Capital Management LLC
	Its:	Investment Sub-Advisor

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

MENDON CAPITAL ADVISORS CORP.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President

MENDON CAPITAL QP LP

	By:	RMB Capital Management LLC
	Its:	Investment Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

IRON ROAD CAPITAL PARTNERS, LLC

	By:	RMB Capital Management LLC
	Its:	Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

[Signature Page to Joint Filing Agreement (continued from previous page)]

A-2

IRON ROAD MULTI-STRATEGY FUND LP

	By:	RMB Capital Management LLC
	Its:	Investment Manager

	By:	RMB Capital Holdings, LLC
	Its:	Manager

By:	/s/ Walter Clark
Name:	Walter Clark
Title:	Manager

[Signature Page to Joint Filing Agreement (continued from previous page)]

A-3